ACCESSION NUMBER:
CONFORMED SUBMISSION TYPE: 10SB12G
PUBLIC DOCUMENT COUNT:
FILED AS OF DATE:

FILER:

         COMPANY DATA:
                  COMPANY CONFORMED NAME:                MR3 SYSTEMS, INC.
                  CENTRAL INDEX KEY:
                  STANDARD INDUSTRIAL CLASSIFICATION:    [ ]
                  IRS NUMBER:                            68-0259003
                  STATE OF INCORPORATION:                DE
                  FISCAL YEAR END:                       1231

         FILING VALUES:
                  FORM TYPE:                             10SB12G
                  SEC ACT:
                  SEC FILE NUMBER:
                  FILM NUMBER:

         BUSINESS ADDRESS:
                  STREET 1:                              PIER 54
                  CITY:                                  SAN FRANCISCO
                  STATE:                                 CA
                  ZIP:                                   94107
                  BUSINESS PHONE:                        415-947-1090

         MAIL ADDRESS:
                  STREET 1:                              PIER 54
                  CITY:                                  SAN FRANCISCO
                  STATE:                                 CA
                  ZIP:                                   94107

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                   FORM 10-SB

                   General Form For Registration of Securities
                            of Small Business Issuers

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934


                                MR3 SYSTEMS, INC.
                 (Name of Small Business Issuer in its Charter)


                               Delaware 68-0259003
        ------------------------------- --------------------------------
                (State or other jurisdiction of (I.R.S. Employer
              incorporation or organization) Identification Number)

                    Pier 54, San Francisco, California 94107
 -------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number: (415) 947-1090

           Securities registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
       to be registered                    each class is to be registered
 -------------------------------------- ----------------------------------------
            None                                       None

           Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, $0.01 par value per share

                                (Title of Class)

MR3 SYSTEMS, INC.

FORM 10-SB

TABLE OF CONTENTS

PART I
------

Item 1.           Description of Business
Item 2.           Management's Discussion and Analysis or Plan of Operation
Item 3.           Description of Property
Item 4.           Security Ownership of Certain Beneficial Owners and Management
Item 5.           Directors, Executive Officers, Promoters and Control Persons
Item 6.           Executive Compensation
Item 7.           Certain Relationships and Related Transactions
Item 8.           Description of Securities

PART II
-------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters
Item 2.           Legal Proceedings

Item 3.           Changes in and Disagreements with Accountants
Item 4.           Recent Sales of Unregistered Securities
Item 5.           Indemnification of Directors and Officers

PART F/S
--------

                  Financial Statements

PART III
--------

Item 1.           Index to Exhibits
Item 2.           Description of Exhibits

PART I

STATEMENTS MADE IN THIS FORM 10-SB THAT ARE NOT HISTORICAL OR CURRENT FACTS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 (THE "ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. THESE STATEMENTS OFTEN CAN BE IDENTIFIED BY THE USE OF TERMS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF. MR3 INTENDS THAT SUCH FORWARD-LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS FOR SUCH STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. ANY FORWARD-LOOKING STATEMENTS REPRESENT MANAGEMENT'S BEST JUDGMENT AS TO WHAT MAY OCCUR IN THE FUTURE. HOWEVER, FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND IMPORTANT FACTORS BEYOND OUR CONTROL THAT COULD CAUSE ACTUAL RESULTS AND EVENTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OF OPERATIONS AND EVENTS AND THOSE PRESENTLY ANTICIPATED OR PROJECTED. THESE FACTORS INCLUDE ADVERSE ECONOMIC CONDITIONS, ENTRY OF NEW AND STRONGER COMPETITORS, INADEQUATE CAPITAL, UNEXPECTED COSTS. MR3 DISCLAIMS ANY OBLIGATION SUBSEQUENTLY TO REVISE ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH STATEMENTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         MR3 Systems, Inc. ("MR3", "Company" or "Issuer") was incorporated in California on July 3, 1991 as Airponic International Corporation to engage in the business of developing and marketing a technology that accelerates the growth of plants, known as the Airponic Growing System ("AGS"). On March 9,
1992, the Company amended its Articles of Incorporation to change its name to Bioponic International. On February 26, 1997 the Company filed Amended and Restated of Articles of Incorporation to increase its authorized common stock and to create a new class of preferred stock.

         On October 10, 1997, pursuant to a Plan and Agreement of Reorganization, the Company obtained all of the issued and outstanding shares of MR3, Inc., a Delaware corporation, in exchange for 2,665,000 shares of its common stock. MR3, Inc., was then engaged in the same business as the Company is currently engaged in.

         On June 8, 1999 the Company formed Emarethree Corporation, a Delaware corporation, as a wholly owned inactive subsidiary of the Company. On March 6, 2000, the Company formed Bioponic AGS, Inc., a Delaware corporation, as a wholly-owned inactive subsidiary of Emarethree Corporation. On March 31, 2000, the Certificate of Incorporation of Emarethree Corporation was amended and restated to change its name to MR3 Systems, Inc., increase its authorized capital stock and create a class of preferred stock. On April 28, 2000, the Company migrated its corporate charter from California to Delaware by effecting a downstream merger into MR3 Systems, Inc. Effective May 8, 2000, the Company transferred its AGS technology assets and related liabilities to its subsidiary, Bioponic AGS, and spun-off 100% of its shares of Bioponic AGS to the Company's shareholders of record as of January 31, 2000.

(b)      Business of Issuer

         (1)      Principal products or services and their markets

         MR3 Systems, Inc., is engaged in the industrial processing of hazardous wastes and other complex metals sources into pure metals and specialty chemical products. These products are produced in Company-owned and operated plants utilizing its proprietary MR3 Technology. They are sold to metals and chemical commodities brokers, and to end-users. The Company also charges contract fees for various waste removal and remediation services.

         MR3 end products include pure industrial metals such as zinc, copper, chromium, cobalt, nickel, et. al., and precious metals such as gold, silver and platinum, which can be produced in either an electro-winned solid bar or strip form, or as value added metal products, e.g. sulfates, chlorides and oxides. Specialty chemical products, such as metal sulfates, are produced in solid or liquid form. The Company is currently producing and selling liquid zinc sulfate at its Butte, Montana, facility.

         These metals are extracted and selectively recovered from industrial wastes and refuse, including baghouse and foundry dusts, skimmings, contaminated soils and sediments, sludges, acid mine waters, other complex metals sources, and certain hazardous waste streams. These source materials are acquired at little or no cost to the Company. In certain cases the Company is paid service fees to take away the hazardous sources for processing in its MR3 facilities.

         The Company is currently processing zinc waste dust at its MR3 plant in Butte, Montana, on a commercial scale. It presently ships and sells an average of 100 tons per month of pure liquid zinc sulfate to its lead customer, a major midwestern chemical company, for use as part of a corrosion inhibitor for several California municipal water systems, including Los Angeles.

         MR3's Butte plant is now expanding its production line to add several hundred tons per month of copper sulfate production generated out of brass waste dust with a high copper content.

         The Company has pending projects for the placement of MR3 facilities on-site with carbon steel mills to process both (i) electric arc furnace ("EAF") dust waste, and (ii) electro galvanizing line ("EGL") waste effluents into zinc and other metals products. A majority of the largest U.S. domestic steel mills have been targeted, with formal presentations beginning in 1Q2001.

         The MR3 Technology

         The Company's proprietary MR3 technology combines high-affinity metal capture, metal refining, waste decontamination, and water purification into a single integrated system. This extremely efficient technology is used to separate and recover valuable metals from industrial wastes and other complex metals sources. The MR3 System represents a breakthrough in metals removal and reclamation, as it selectively extracts individual metals and separates them into high purity fractions using a low-temperature, cost-effective, passive process.

         The MR3 technology consists of a continuous operation in which several process steps, i.e., selective capture, purification, and concentration of individual metals removed from industrial, radioactive or mining wastes, have been integrated into one automated modular treatment plant.

         The MR3 plant uses sophisticated and innovative engineering and special MR3 media of high affinity and selectivity to economically remove and simultaneously purify almost any metal from aqueous solutions. It operates efficiently with metal concentrations of over 20,000 parts per million (ppm) to less than one part per billion (ppb). Water has been successfully cleaned of radionuclides (e.g., Sr-90 and Cs-137) to undetectable levels, even with starting concentrations as low as parts per trillion.

         In the MR3 process, hazardous metals in soils, tailings, sediments, sludges or ashes are brought into solution and thus moved from their solid state. The solid materials are then separated from the metal-laden liquid as the solution passes through metal recovery modules where each module selectively removes its target metal from the mixed metal stream.

         Each separated metal is then processed individually into a non-waste, metal product (e.g., ferric sulfate [Fe2(SO4)3] for drinking water purification, zinc sulfate [ZnSO4.H20] corrosion inhibitor and for fertilizers, and copper sulfate [CuSO4.H20] for algaecide or animal feeds). In instances where the quantity of metal may be of no commercial interest (e.g., metals from most contaminated soils), all toxic metals may be simultaneously removed from the water as a group by a single MR3 module.

         Where a metal-contaminated water is the starting material and thus already in an aqueous state, the water with its metal load enters the MR3 process, and the cleaned effluent water can be introduced directly into the environment or used for other purposes. The water used internally as a metal carrier in the MR3 process is reused repeatedly. The repeated re-use of process water and the fact that the process generates little or no waste of its own contribute to the MR3 System's being environmentally beneficial and economically sound.

         Development of MR3 Media: To date approximately twenty-four (24) MR3 media have been developed, synthesized and tested. They have all proven to display excellent capacities for metal capture, each being specific to an individual metal or group of metals. These MR3 media have high degrees of specificity and affinity specifically for: aluminum, arsenic, cadmium, cesium, chromium, cobalt, copper, gold, iron, lead, magnesium, manganese, mercury, molybdenum, nickel, plutonium, selenium, silver, strontium, thorium, titanium, uranium, vanadium, and zinc.

         The media are non-toxic and are far more efficient in capturing metals from aqueous solutions than are the conventional and commonly used ion-exchange materials. Moreover, metal capture from MR3 media is highly selective, which represents a distinct advantage over conventional ion-exchange resins.

         During the development of the MR3 media, the following required features and characteristics have been established for optimal performance:

(a) Affinity: very high capture efficiency in solutions containing low metal concentration.
(b) Specificity and Selectivity: the ability to capture specific metals while ignoring others present in the same medium.
(c) Performance: high flow rates with freedom from swelling, shrinking, and compaction due to hydrostatic or osmotic pressure.
(d)      Stability: strong resistance to harsh chemical and physical treatment.
(e) Regenerability: easy displacement of the captured metals from charged media, resulting in metal concentration, high-volume reduction factors, and re-use of free media.
(f) Capacity: ability to capture substantial amounts of metal per unit of media while still maintaining high capture efficiency.
(g) Toxicity: freedom from toxicity, there being no addition of trace toxic components to the treated solution, and
(h) Cost-efficiency: low production costs minimized further by media regenerability.

         In instances where it is desirable to remove more than one metal, more than one metal-specific column may be used in a series. With some media, it is possible to broaden their specificities by chemical modification or special conditioning. As a result, a number of different metals can be removed from solutions simultaneously. The MR3 System can also be used in conjunction with conventional ion-exchange materials when the simultaneous use of both high and low capture efficiencies can produce the intended results.

         The design features and characteristics originally sought have been attained with respect to a relatively large selection of media useful for the separation of a broad spectrum of metals from solution. The requirements originally set forth for affinity, specificity, selectivity, performance, stability, regenerability, capacity, toxicity and cost-efficiency have in all cases been met successfully and in many instances have been surpassed.

         Potential Applications: The MR3 technology can be used to extract and recover metals from a vast range of sources, originating as both solid and aqueous states. Specific examples of applications include: o Water purification, metal reclamation, and refining from metal-laden industrial water or sludge waste. o Water purification and metal reclamation from metal-laden acid mine water.

o        Metal reclamation (including precious metals) from mining tailings.
o        Cleaning sewage sludge and sewage sludge ash.
o        Cleaning fly ash and bottom ash.
o Cleaning contaminated soils, including silt and clay fractions. o Cleaning ground water of heavy metal contamination, including chromate (Cr-6). o Cleaning harbor and lake sediments.
o        Recovery of metals and water from plating rinse waters.
o Recovery of metals from hydroxide sludges from the metal finishing industry.
o High-affinity capture of low concentrations of radionuclides (e.g., Cs-137, Co-60, Sr-90, Pu) from water.
o        Recovery and purification of precious metals from ore and placer.
o Recovery of individual metals from process residuals (e.g., flue dusts).
o Recovery of individual metals from bag-house contents (e.g., electric arc furnace dust).
o        Recovery of individual metals from slags and cinder.
o Selective recovery of the oxidized iron ion, leaving the non-oxidized ion, from pickling baths used in the auto industry.
o Selective removal of iron from electro-galvanizing baths to greatly prolong bath life.
o Removal of extremely low concentrations of industrial metals from sewage plant outflows.
o        Removal and recovery of metals from spent catalysts.
o Removal of metals from waste water of electronics industry (circuit boards, thick films, thin films, wafers).
o        Recovery of precious metals from computer junk.
o Metal decontamination of blasting sand used in paint removal from ships, etc., and recycling of the sand.
o Recovery of selenium from agricultural irrigation waters, from water used to wash crude oil, and from waste water from the Xerox production process; and
o Selective removal of contaminating iron from any aqueous solution for the prevention of microbial growth.

         Technical Specifications: The MR3 technology functions over a pH range from 1 to 14 and a temperature range from 5(degree) C to 95(degree) C. It yields a purity exceeding 99% of the target ion, such that the output is immediately salable with no further processing. It works over a concentration range from 1 molar to parts-per-trillion, yielding removal ratios of 40,000 to 10 million, even in the presence of high concentrations of competing ions. The media capacity is on the order of 14 moles per cubic foot.

         (2)      Distribution methods of the products or services

                  The Company sells metals and specialty chemical products such as zinc, copper, chromium, cobalt, nickel, etc., and precious metals such as gold, silver and platinum, or as value added metal products, e.g. sulfates, chlorides and oxides, sold to metals and chemical commodities brokers, and to end-users. The Company also charges contract fees for various waste removal and remediation services.

                  MR3 is currently producing a liquid zinc sulfate product at its Butte, Montana, facility, for sale to a mid-western chemical company end-user.

         (3)      Status of any publicly announced new product or service

                  The Company has not publicly announced any new product or services.

         (4)      Competitive   business   conditions  and  the  small  business
                  issuer's competitive position in the industry and methods of competition

         There are a substantial number of competitors in both the mining and chemical production industries, a vast majority of which are larger and better capitalized than MR3 Systems, Inc. The Company's competitive advantages, however, are in the pure metals extraction capabilities of the MR3 technology, the seemingly unlimited supplies of low cost or no cost waste sources for its metals production, and its low cost of goods sold due to the MR3 technology's efficiency.

         The Company owns and operates its own plants. It relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is not to be disclosed to third parties, except in specific circumstances, and that all inventions conceived by the individual in the course of rendering services to the Company shall be the Company's exclusive property. There can be no assurance that confidentiality or proprietary information agreements will not be breached, that remedies for any breach would be adequate, or that the Company's trade secrets will not otherwise become known to, or independently developed by, competitors.

         (5) Sources and availability of raw materials and the names of principal suppliers

         Metals are extracted and selectively recovered from industrial wastes and refuse, including foundry dusts, skimmings, contaminated soils and sediments, sludges, acid mine waters, other complex metals sources, and certain hazardous waste streams. These source materials are acquired at little or no cost to the Company from the generators of such waste or from scrap dealers. In certain cases the Company is paid fees to take away the hazardous sources for processing in its MR3 facilities.

         The Company can either situate its MR3 processing plants on the site of the waste producer (such as a carbon steel mill producing electric arc furnace dust, which is high in zinc content). It can also operate from a central processing facility, such as its current Butte, Montana, plant, where it purchases, or receives at no cost, scrap or waste products primarily acquired through independent scrap dealers.

         (6)      Dependence on one or a few major customers

         The Company currently sells all of its zinc sulfate production to a single customer. MR3 intends to expand its customer base, to customers already identified by the Company, once it develops the capacity to increase production to service these additional customers.

         (7)      Patents,  trademarks,   licenses,   franchises,   concessions,
                  royalty agreements or labor contracts, including duration.

         The Company claims no patents, trademarks, licenses, franchises, concessions or royalty agreements. It has no labor contracts.

         (8) Need for any government approval of principal products or services and effect of existing or probable governmental regulations on the business.

         The production, sales, shipping and plant operations of the Company and its products, currently meet relevant federal and state requirements. These regulations can, however, experience change, which creates a level of unpredictability in future outcomes. The Company is continually reviewing current regulations and potential changes that may affect its business and is making necessary compliance efforts in all jurisdictions in which it does business.

         As a processor of toxic wastes, and a producer, seller and shipper of chemical products, the Company must comply with all federal and state regulations governing those activities. Also, the Company's MR3 plant installations and operations require governmental permits and approvals in most jurisdictions.

         (9) Estimate of amount spent during each of the last two fiscal years on research and development activities, and the cost thereof borne directly by customers.

         During the last two years the Company has engaged in extensive research and development activities, developing the various products and technology improvements described above. The Company estimates that it spent approximately $212,380 during 1998 on such research and development, $409,109 in 1999, and it expects to spend approximately the same amount in 2000.

         (10)     Costs and effects of compliance with environmental laws

         The cost of compliance with federal, state and local environmental laws have to date been limited to compliance with State of Montana EPA regulations and federal interstate regulations for the shipment of hazardous materials. For the year 2000 the company spent approximately $15,000 on these items, including $5,800 for the EPA training and education of its plant personnel.

         (11)     Number of total employees and number of full time employees

         The Company currently has eleven full time employees.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         (1)  Full Fiscal Years and Interim Period

         (i)     Trends, events or uncertainties

                 Starting in early 1998, the Company succeeded in ramping its MR3 Technology up to commercial scale at the Butte, Montana, plant by May, 2000. The objectives for the Butte facility were two-fold: to prove out and demonstrate the technology operating at commercial scale, and to provide sufficient cash flow to fund the overall operations of the Company while expanding its business into larger future revenue producing projects.

                 The Company believes it will reach positive cash flow from the Butte operations during the second half of 2001.

                 The Company estimates that it will need to raise up to $1,000,000 over the next 6 months to cover its operating costs until it can reach positive cash flow and profitability. The Company will need to raise funds through additional equity and/or debt financing. This estimate considers current operating plus the remaining costs required to complete the Butte plant expansion.

                 Company operations are not currently profitable and its continued existence is uncertain if it is not successful in obtaining outside funding in an amount sufficient for it to meet its operating expenses at the current level. Management plans to continue raising additional capital to fund operations until sales from the Butte, Montana, facility are sufficient to fund operations.

                 The Company is continually negotiating with independent third parties and related parties to obtain the necessary additional funding. Although management believes that there is a reasonable basis to remain optimistic, no assumption can be made that MR3 will be able to attain profitable operations and/or raise sufficient capital to sustain operations.

                 In connection with their report on the Company's Consolidated Financial Statements as of and for the year ended December 31, 1999, Berg & Company, its independent certified public accountants, expressed substantial doubt about the Company's ability to continue as a going concern because of recurring net losses and negative cash flow from operations.

         (ii)     Internal and external sources of liquidity

                  In the nine months ending September 30, 2000, the Company generated an operating loss of ($823,956) and secured financing through the sale of stock and warrants with net proceeds of $887,369. On September 30, 2000, the Company had $159 in cash and accounts receivable of $17,594. Accounts payable and payroll liabilities totaled $351,875. During the period October 1, 2000 to February 7, 2001 the Company sold additional shares of Common Stock for $ 315,501.

                  During the next twelve months, the Company anticipates that cash requirements will be met by a combination of operational income and the proceeds of the equity financing. There is no guarantee that such income will be forthcoming and the inability of the Company to secure additional capital would have a material adverse effect on the Company's business.

         Risks of Low-Priced Stocks; Penny Stock Regulations.

         The Securities and Exchange Commission has adopted special regulations (referred to herein as the "Penny Shares Rules"), which define securities that have a market price of less than $5 and are not listed on a national Shares exchange or quoted on NASDAQ as a "Penny Shares". These regulations subject all broker-dealer transactions involving such securities to the special Penny Shares Rules set forth in Rule 15g-9 of the Securities Exchange Act of 1934 (the "34 Act"). The Company's Shares of Common Stock have been trading well below $5 per share during the 1-year period prior to this offering. If investors in this offering desire to sell their Shares, if and when the Shares become exempt from registration under SEC Rule 144, it may be necessary for the them to utilize the services of broker-dealers who are members of the NASD. The Company can give no assurance that the market price for the underlying Shares in any trading market will ever exceed $5 per share or that the Company's plan to be included in the NASDAQ Small Cap Market will be effected. Accordingly, transactions in the Company's Common Shares will likely be subject to the Penny Shares Rules. These Rules affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their Shares in the secondary market, if such a market should ever develop.

         The Penny Shares Rules also impose special sales practice requirements on broker-dealers who sell such securities to persons other than their established customers or "Accredited Investors." Among other things, the Penny Shares Rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. In addition, the Penny Shares Rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the Commission relating to the Penny Shares market. Disclosure also has to be made about commissions payable to both the broker-dealer and the registered representative and the current quotations for the securities. Finally, monthly statements have to be sent to any holder of such Penny Shares disclosing recent price information for the Penny Shares held in the account and information on the limited market in Penny Shares. Accordingly, for so long as the Penny Shares Rules are applicable to the Company's Common Shares, it may be difficult to trade such Shares because compliance with such Rules can delay and/or preclude certain trading transactions. This could have an adverse effect on the liquidity and/or price of the Shares.

         (iii) Any material commitments for capital expenditures and the expected sources of funds for such expenditures;

                  The Company needs additional capital to complete the expansion of the Butte facility, in the amount of approximately $50,000. MR3 has a commitment from its landlords to provide that funding subject to the satisfaction of certain conditions regarding zoning. While the Company expects that transaction to close, there can be no assurance that it will be consummated, in which case MR3 would need to locate alternate sources of financing for the expansion. Any delays in obtaining the financing would delay the time by which the Company would reach a positive cash-flow position.

                  The Company must also raise project debt financing for its expansion into the treatment of electric arc furnace ("EAF") dust, a waste generated by carbon steel mill manufacturing.
                  MR3 projects the installation of at least four new EAF processing facilities over the next 12 months at a total cost of approximately $8,000,000.

                  The Company is currently sourcing lenders for these projects, at the same time it completes negotiations with steel mills for the MR3 installations and service contracts. The Company believes that once firm commitments are established with large steel companies it will be successful in obtaining the debt financing for the projects by securing the debt with the contracts. However, there can be no assurance that any project contract will be executed, or that the required financing will be obtained, despite management's current belief that it is close to consummating these expected transactions.

         (iv) Any known trends, events or uncertainties that have or are reasonably likely to have a material impact on the net sales or revenues or income from continuing operations;

                  Any delays (i) in obtaining financing needed to operate and expand the Company's business (ii) in obtaining contracts for new MR3 installations, and (iii) in obtaining customer orders for the purchase of the metals and chemical products produced in the MR3 facilities, will have a material negative impact on its net sales, revenues and income from continuing operations.

         (v) Any significant elements of income or loss that do not arise from the small business issuer's continuing operations;

                  There are no such elements of income or loss.

         (vi) The causes for any material changes from period to period in one or more line items of the small business issuer's financial statements;

                  Results of Operations

                  Interim Financials Nine Months Ending September 30, 2000 versus Year Ending December 31, 1999

                  Sales for the nine months ended September 30, 2000 increased by $98,776 from 1999. The Company attributes this to bringing its production facility in Butte Montana to a point where it can process higher and steadier volumes of waste materials.

                  The Company's gross profit for the nine months ended September 30, 2000 versus the year ended December 31, 1999 decreased due to an increase of $129,096 in cost of sales. This increase was attributable to the costs to bring the Montana facility into regulatory compliance and refine the production process for running the facility more efficiently.

                  Operating expenses decreased $415,653 for the nine months ended September 30, 2000 versus the year ended December 31, 1999 due principally to the decreases in research and development, personnel, and outside services and professional expenses.

                  The net loss from continuing operations for the Company decreased for the nine months ended September 30, 2000 versus the year ended December 31, 1999 by $304,950.

                  The Net loss from discontinued operations for the nine months ended September 30, 2000 versus the year ended December 31, 1999 decreased by $52,370 due to there being no further discontinued operating activity in 2000.

                  Net use of cash from operations for the nine months ended September 30, 2000 and the year ending December 31, 1999 was ($818,546) and ($767,572), respectively. The change in cash from operating activities of $50,974 was due to the change in the net loss year over year.

                  Net cash used in investing activities was $106,590 and $75,643 for the nine months ended September 30, 2000 versus the year ended December 31, 1999, respectively, reflecting a change of $30,947. This increase was due to the purchase of manufacturing and lab equipment and leasehold improvements made to the Montana facility.

                  Net cash from financing activities was $912,815 and $615,520 for the nine months ended September 30, 2000 versus the year ended December 31, 1999, respectively, reflecting a change of $297,295. This increase was principally due to proceeds received from the sale of the Company's common stock.

                  December 31, 1999 vs. December 31, 1998

                  Sales for the year ended December 31, 1999 were $32,667. There were no sales for the previous year since the Montana facility was not yet in commercial operation.

                  Costs and expenses decreased by $49,377 in 1999 versus 1998. Research and Development expenses increased in 1999 by $196,729 this was offset by a reduction in personnel, office, outside services and other operating expenses decreased of $246,106.

                  The Net loss from discontinued operations decreased $627,600 in 1999 versus 1998 due to the cessation of activity in 1999 of the discontinued Airponics division.

                  The Net loss for the Company decreased $666,606 for the year ending December 31, 1999 to ($1,127,306) from ($1,793,912) for the year ending December 31, 1998.

                  Net use of cash from operations for the years ended December 31, 1999 and 1998 was ($767,572) and ($1,419,185),
                  respectively. The change in cash from operating activities of $651,613 was principally due to the change in the net loss year over year.

                  Net cash used in investing activities was $75,643 and $347,581 for the years ended December 31, 1999 and 1998 respectively, reflecting a change of $271,938. This increase was due to the purchase of manufacturing and lab equipment and leasehold improvements made to the Montana facility.

                  Net cash from financing activities was $615,520 and $2,108,120 for the years ended December 31, 1999 and 1998, respectively, reflecting a change of $1,492,600. This increase was due to proceeds received from the sale of the Company's common stock ($1,390,169) and borrowings on notes payable ($102,431).

         (vii) Any seasonal aspects that had a material effect on the financial condition or result of operation.

                  The Company's product sales and plant installation business is not seasonal in nature, except to the extent that weather conditions at certain times of the year in certain geographic areas may temporarily affect construction and installation its our plants. Sales of specialty chemical products used for fertilizers or water corrosion inhibitors are expected to exhibit a somewhat seasonal sales pattern with emphasis on spring, summer and fall sales.

ITEM 3.  DESCRIPTION OF PROPERTY

Principal Properties

The Company's principal office is located at Pier 54, San Francisco, California 94107. The property is a 3-room suite of approximately 480 square feet, leased on a month-to-month term at the rate of $1,920 per month.

The Company's MR3 processing plant is located at 104 Parkmont, Butte, Montana. The plant has approximately 6600 square feet of processing and office space and is leased on a month-to-month basis for $1,500 per month.

The Company shares laboratory space in a building located at 40 Congress Street, Salem, Massachusetts, on a month-to-month rental basis at the rate of $500 per month.

Each property is leased from an unaffiliated third party. The Company maintains tenant fire and casualty insurance on its property in an amount deemed adequate by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth current information relating to the beneficial ownership of the Common Stock of the Company by (i) each person owning beneficially more than 5 percent of the outstanding shares of Common Stock, (ii) each Director of the Company and (iii) all Executive Officers and directors of the Company as a group: Percentage of beneficial ownership is based upon 29,763,512 shares of common stock issued and outstanding at September 30, 2000, plus a total of 6,295,621 vested warrants which are exercisable by a listed owner and other members the Group within 60 days.


                                   Name and Address                 Amount and Nature of          Percent
      Title of Class               of Beneficial Owner              Beneficial Ownership (1)      of Class
      --------------               -------------------              ------------------------      --------
      Common Stock                 Steven M. Schorr                    7,443,941(2)                  20.6%
                                   P.O. Box 2120
                                   Kihei, HI 96753-2120
      Common Stock                 Randall S. Reis                     6,021,687                     16.7%
                                   P.O. Box 3002
                                   Moss Beach, CA  94038
      Common Stock                 Irving W. DeVoe                     4,648,913(3)                  13%
                                   50 Front Street
                                   Marblehead, MA 01945
      Common Stock                 Arjuna International                1,963,640(4)                  5.5%
                                   17F Hysan Ave.,
                                   Causeway Bay, Hong Kong
      Common Stock                 All Officers & Directors            20,228,968(5)                 56.3%
                                   As a Group

(1) Includes all options which are exercisable within the next sixty (60) days.
(2)      Includes 6,253,500 shares owned directly and 1,190,441 vested warrants.
(3)      Includes 1,640,400 shares owned directly and 3,008,513 vested warrants.
(4)      Includes 1,633,640shares owned directly and 330,000 vested warrants.
(5) Of the total Officers and Director's shares, 5,295,621 shares are 5 year vested warrants with a strike price of ten cents ($0.10), and 1,000,000 are 5 year vested warrants with a strike price of twenty-five cents ($0.25)

     There are no arrangements known to the Company that at a later date may result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company and their respective ages are as follows:

Name                                   Age       Position
----                                   ---       --------
Randall S. Reis                        59        Chairman of the Board, CEO, Secretary and Director
Larry J. Hopper,                       46        President and COO
Irving W. DeVoe, Ph.D.                 62        Chief Science Officer and Director
David N. Firshein                      40        Vice President--Finance
Steven M. Schorr                       46        Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Aside from expenses to attend the Board of Directors meetings, the Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of directors. There are no family relationships between any of the directors and executive officers. The Company does not have any standing committees at this time.

Randall S. Reis, Chairman of the Board, CEO, Secretary and Director, age 59, co-founded and has been Chairman of the Board, Co-CEO and CEO of the Company since July 1991. Mr. Reis has over 30 years of management and legal experience in start-up, private and public companies. He has founded four start-up businesses and has served in all top management positions (CEO, Chairman, President, General Partner, General Counsel and Director) with full P&L responsibility. Mr. Reis is a member of the California, New York and Connecticut State Bars, and a graduate of Amherst College (A.B., 1963) and the Stanford School of Law (J.D., 1966).

Larry J. Hopper, President and COO, age 46, has over 20 years of experience in various top management and leadership roles in the metals and specialty chemicals industries, and in dealing with process related technologies, specifically in the areas of thermal dewatering, metals precipitation, ion exchange, minerals beneficiation, acid recovery, coal preparation, materials handling and fixed film biological processes. His management experience includes the pursuit of new business ventures and technologies, P&L business development and process engineering management for a number of companies, and the establishment of new markets through innovative selling approaches. He spent the last 17 years working with environmental applications in both the industrial and municipal markets with a particular focus in the areas of byproduct and coproduct recovery, specializing in waste metals recovery and use of recovered metals in the production of metal compounds. His business acumen is complemented by strong technical knowledge in the areas of biological treatment and industrial chemical operations, as well as financial and regulatory agency experience. Mr. Hopper is a graduate of the University of Pittsburgh (B.S., 1977), and a member of AISI, WPWPCA, and ESWP.

Irving W. DeVoe, Ph.D., Chief Science Officer and Director, age 62, is the inventor of the MR3 technology as well as author of 26 U.S. and International patents. Dr. DeVoe joined the Company in October 1997 upon the acquisition of MR3, Inc. From 1978 to 1984 Dr. DeVoe was a Professor and Chairman of the
Department of Microbiology and Immunology, Faculty of Medicine, McGill University, Montreal, Canada, and was attached to the Montreal General Hospital and a member of the Research Institute of the Royal Victoria Hospital in Montreal. He has extensive experience in planning, budgetary management, and direct supervision of R&D operations. From 1984 to 1987 Dr. DeVoe was Chairman of the Board and Senior Scientist of DeVoe-Holbein International, Den Haag, The Netherlands; from 1987 to 1991 he was Chairman and CEO of Metanetix, Inc. in Camarillo, California; from 1991 to 1993 he was President of DeVoe Environmental Laboratory in Palm Springs, California; and from 1993 to 1995 he was the President and Chief Scientist of Metanetix Technical Services in Butte, Montana. Since it's founding in 1996 Dr. DeVoe was the Chairman of MR3, Inc. until its acquisition by the Company. Formerly a Research Associate at Argonne National Laboratory, U.S. Atomic Energy Commission, Dr. DeVoe has acted as a consultant to government and industry, has made numerous contributions to scientific journals, and has been an invited speaker at scientific symposia throughout the world. He is a graduate of Aurora University (B.S., 1964), the University of Oregon Medical School (Ph.D., 1968), and a Post Doctorate Fellow, National Research Council of Canada (1969).

David N. Firshein, Vice President--Finance, age 40, has 16 years' experience in the field of corporate finance with a special focus on the environmental industry in general. In 1994 Mr. Firshein founded Cascade Capital Corporation, an investment banking and commercial finance brokerage located in Fairfax, California. Cascade Capital has successfully raised funds for companies in various industries, served as an "angel investor", and acted as an investment banker. Prior to the founding of Cascade Capital, Mr. Firshein was a principal with a commercial finance firm responsible for launching the first equipment-finance income fund designed to bootstrap environmental companies and/or hard-to-finance environmental equipment. During his career Mr. Firshein has successfully arranged approximately $500,000,000 in debt, mezzanine and equity financings. Such funds have been used for asset purchases, growth financings, venture capital, mergers & acquisitions, roll-ups, restructurings and turnarounds. Funds were also placed with companies at every stage of development from start-up to the Fortune 500. Mr. Firshein is a graduate of the University of California at Berkeley (B.A., 1984).

Steven M. Schorr, Director, age 46, co-founded and was President and Co-CEO of the Company from July 1991 to July 1999. He is currently President and CEO of Bioponic AGS, a spin-off from the Company.

ITEM 6.  EXECUTIVE COMPENSATION

         The Summary Compensation Table shows certain compensation information for the Chief Executive Officer and the Company's most highly paid executive officers (collectively referred to as the "Named Executive Officers"). Compensation data for other executive officers is not presented in the graphs because aggregate compensation for such executive officers does not exceed $100,000 for services rendered in all capacities during the fiscal year. This information includes the dollar value of base salaries, bonus awards, the number of SARs/options granted, and certain other compensation, if any, whether paid or deferred.

                           SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation paid or deferred by the Company earned by certain named individuals for services rendered during the periods indicated:


                    Annual Compensation                                      Long Term Compensation Awards
                    -------------------                                      -----------------------------
Name and                                                   Other Annual          Restricted        Securities Underlying
Principal Position         Year      Salary     Bonus      Compensation          Stock Award       Options/ SARs -
------------------         ----      ------     -----      ------------          -----------       ---------------
Randall S. Reis,           1999      96,000
Chairman and CEO           1998      96,000     7,400

Irving W. DeVoe, Chief     1999      96,000
Science Officer            1998      96,000

Steve M. Schorr,           1999      48,000                48,000(a)
Director(a)                1998      96,000     7,400

(a) Mr. Schorr resigned as President and Co-Chief Executive Officer on June 30, 1999, and continued to accrue payments due in amounts equal to his salary until December 31, 1999, pursuant to the plan for the spin-off of Bioponic AGS, adopted by the Board of Directors on July 1, 1999..

There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director other than reimbursement for expenses relating to attendance at Board of Directors meetings.

Options/Sar Grants in Last Fiscal Year
--------------------------------------

                                   Number of         % of Total
                                   Securities        Options/SARS
                                   Underlying        Granted to
                                   Options/SARS      Employees in      Exercise or Base
Name                               Granted           Fiscal Year       Price ($/Sh)              Expiration Date
---------------------------------------------------------------------------------------------------------------------------
Irving W. DeVoe                     1,000,000           65%               $0.10                    10/30/04

Aggregated Option/Sar Exercises

         None exercised

Employment Agreements

Randall S. Reis, Chairman, Chief Executive Officer and Director. In July, 1991, the Company entered into a 5 year employment agreement with Mr. Reis which entitled him to a base salary of $120,000 per year. That agreement was extended for a second 5-year term in July of 1996. Mr. Reis has never been paid more than $8,000 per month during the term of this agreement and has waived his right to receive any balance due.

Dr. Irving W. DeVoe, Chief Science Officer and Director. In October, 1991, the Company entered into a five year employment agreement with Dr. DeVoe, which entitled him to a base salary of $96,000 per year which may at the Board of Directors discretion increase his base salary to $120,000 per year. This agreement also provides for the payment of an annual royalty to Dr. DeVoe equal to 4% of the Net Profits of the Company received from the sale or utilization of its MR3 technologies. Such royalties shall terminate once a total of $2,500,000 in royalties has been paid to Dr. DeVoe. The Company has never earned Net Profits so no payments have been made to date.

Larry J. Hopper, Senior Vice President. In September, 2000, the Company entered into a three year employment agreement with Mr. Hopper, which entitled him to a base salary of $96,000 per year which is to be increased upon completion of certain milestones to be reached by June 30 and December 31, 2001. Mr. Hopper also received 1,500,000 options, 500,000 vesting immediately, and 500,000 on June 30, 2001, one December 30, 2001, respectively, upon successful completion of the aforesaid milestones. The exercise price for these options is $0.40 per share.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions during the last two years involving any Director or Executive Officer of the Company:

On April 24, 1998, the Company's Board of Directors agreed to the issuance to Dr. Irving DeVoe of 760,500 shares of the common stock of Bioponic International, and 1,000,000 5-year Warrants to purchase shares of the Company's common stock at $.10 per share, in exchange for his authorship of a treatise known as the "Magnum Opus." This document is a description of Dr. DeVoe's knowledge as insurance against his death or incapacitation. It is considered important to potential investors and current shareholders of the Company and exceeds the definition of the MR3 technology, describing how problems are solved, the extent of Dr. DeVoe's scientific knowledge as it applies to the Company's future, to methods for the application of such knowledge to problem-solving, and to formulations for products required but never produced. The Magnum Opus was completed by Dr. DeVoe in April 1999, reviewed by the Board of Directors and certain scientific experts, and accepted as a document important to the Company's future and assured continuing operations.

On October 19, 1999, the Company entered into agreements with Dr. Irving DeVoe and David Blythe, an employee, to grant to them anti-dilution protection against any further stock issuances by the Company. For so long as they remain employed by the Company, any further issuances of equity securities by the Company will trigger the antidilution provisions of the agreements and call for an issuance of additional 5-year warrants to Messrs. DeVoe and Blythe in such amounts that they retain their percentage ownerships in the Company as of June 30, 1999 (13% and 4%, respectively). These warrants will be exercisable at $.10 per share, or 10% of the price paid by others for the issuance of additional equity securities, whichever is greater. In addition, the Company agreed to reduce the exercise price of the then current warrants held by Messrs. DeVoe and Blythe from $4.00 per share to $0.10 per share, and to increase the exercise period to October 19, 2004.

Plan of Reorganization: Upon acquiring MR3, Inc., in October of 1997, the Company became engaged in two separate businesses, the management of both the MR3 technology and the Airponic Growing Systems ("AGS") technology used for accelerating the growth and the propagation of plants. The Company determined that the management of the two technologies should be separated under the terms and conditions of a Plan of Reorganization adopted by resolutions of its Board of Directors on July 1, 1999, which resulted in the spinning-off of the AGS technology to the Company's shareholders of record as of January 31, 2000, as follows:

         (i)      The Company shall be reincorporated in the State of Delaware.
         (ii) The Company will form a new wholly-owned subsidiary (the "AGS Entity") and shall convey to the AGS Entity all of the Company's assets and appropriate liabilities, if any, related to the Company's Airponic Growing System technology, which AGS Entity shall thereafter conduct all of the AGS business.
         (iii) The Company will capitalize the AGS Entity with approximately $60,000 cash, representing the net proceeds the Company received from the sale of its real property located in Maui County, Hawaii, in May 1999.
         (iv) The AGS Entity will have no claim to the assets of the Company related to the Company's MR3 technology or to any other assets of the Company including, without limitation, any proceeds received by the Company under this Offering.

         (v) The Company will distribute all of the shares of the AGS Entity to the Company's stockholders of record as of January 31, 2000, at the rate of one (1) share for every two (2) shares held.
         (vi) The AGS Entity will move its business to Hawaii and will be managed by Steven M. Schorr as its President and CEO. Mr. Schorr will resign his officerships with the Company and remain as a member of its Board of Directors. The Employment Agreement, dated July 5, 1991, as extended, between the Company and Mr. Schorr will be terminated as of July 1, 1999, and Mr. Schorr will enter into a new Employment Agreement with the AGS Entity. The Company will continue to pay Mr. Schorr at the rate of $8,000 per month through December 31, 1999. This compensation rate shall be increased by the amount of any increase paid to Randall S. Reis, the Company's Chairman, during said 6-month period. Mr. Schorr is to execute a release in a form satisfactory to the Company.
         (vii) The AGS Entity will assume the obligations under the two leases of real property located in Maui, Hawaii, and will secure the release of the Company from any and all liability under such leases. At the direction of Mr. Schorr, the Company will either terminate or transfer to the AGS Entity the DeMartin Consulting Agreement, dated October 7, 1997. Subsequent to July 1, 1999, Mr. Schorr agrees not to obligate the Company with respect to the business to be conducted by the AGS Entity.

ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue two classes of shares, Common Stock and Preferred Stock. The total number of shares of Common Stock the Company is authorized to issue is 100,000,000 shares with a par value of $0.01 each, of which 29,763,512 were issued and outstanding as of September 30, 2000. The total number of shares of Preferred Stock the Company is authorized to issue is 5,000,000 shares with a par value of $0.01 cent each, of which 556,455 Series A shares were issued and outstanding as of September 30, 2000. Should the Company, in the future, deem it necessary or appropriate to issue additional shares of Preferred stock, the Board of Directors has the authority, under the Certificate of Incorporation, to establish different series of any class of stock and to determine the relative rights, preferences, privileges and limitations of each such series.

Each holder of Common Stock is entitled to receive ratable dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends, after dividends have been paid to holders of shares of Preferred Stock in accordance with their dividend preferences. In the event that any dividend is declared on Common Stock, the holders of the Series A Preferred Stock are entitled to receive dividends in the amount per share of Series A Preferred Stock as would be payable on the shares of Common Stock into which each share of Series A Preferred Stock is convertible on the record date for the dividend on Common Stock. All dividends are non-cumulative.

The Company has not paid any dividends on its Common Stock, and none are contemplated in the foreseeable future. It is anticipated any earnings that may be generated from operations of the Company will be used to finance the growth of the Company.

Holders of Common Stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus the holders of more than 50% of the outstanding shares of Common Stock can elect all of the directors of the Company if they choose to do so. No one shareholder beneficially owns more than 50% of the Company's Common Stock.

The holders of Common Stock will have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding-up of the Company, the holders of the Common Stock are entitled to receive pro rata the assets of the Company.

The Company has one Series of preferred stock, Series A, as of September 30, 2000. Subject to the rights, preferences, privileges and restrictions of any other class or series of stock, the holders of outstanding shares of the Series A Preferred Stock shall be entitled to receive dividend, when, as and if declared by the Board of Directors out of any assets of the Company legally available, at the rate of $0.40 per share during the Company's fiscal year (as adjusted for any stock divisions, stock combinations, stock consolidations, stock distributions or stock dividends with respect to such shares), payable in preference and priority to any payment of any dividend on the Common Stock of the Company and payable as the Board of Directors may determine. The right to such dividend on the Series A Preferred Stock shall not be cumulative.

Subject to the rights, preferences, privileges and restrictions of any other class or series of stock, in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holder of each outstanding share of the Series A Preferred Stock shall be entitled to receive, out of the assets of the Company legally available for distribution to its shareholders upon such liquidation, dissolution or winding up, whether such assets are capital or surplus of any nature. If the assets to be distributed to the holders of Series A Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts, then all of such assets shall be distributed among such holders ratably in accordance with the number of such shares then held by each such holder.

Transfer Agent:   The Company's  transfer agent is  Computershare  Trust Company located at 12039 W. Alameda Parkway,  Ste. Z-2,  Lakewood,  CO
                  80228.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                  OTHER SHAREHOLDER MATTERS

(a)      Market Information

         The Company's common stock is currently traded over-the-counter in the pink sheets and quoted through the National Quotation Bureau's ("NQB") Electronic Quotation System under the symbol "MRMR". Quotations in the Company's stock commenced in October, 1998, when trading began on NASD's "Electronic Bulletin Board" ("OTCBB") under the symbol "BPON". Effective October 8, 1999, the stock traded only in the pink sheets and no longer on the OTCBB. The Company's symbol was changed to "MRMR" in July, 2000, to reflect the change in the Company's name to MR3 Systems, Inc.

         The price range of high and low bid for the Company's common stock for the periods shown is set forth below:

        Period                   High          Low
        ------                   ----          ---
        7/1/00-9/30/00           $1.50         $0.12
        4/1/00-6/30/00           $4.25         $0.75
        1/1/00-3/31/00           $1.25         $0.13
        10/1/99-12/31/99         $0.20         $0.05
        7/1/99-9/30/99           $0.375        $0.13
        4/1/99-6/30/99           $0.59         $0.1875
        1/1/99-3/31/99           $1.125        $0.3125
        10/1/98-12/31/98         $3.25         $0.25

         The source for these quotes from 4Q98 through 3Q99 was the NASDAQ Trading & Market Services. The source thereafter was market makers in the Company's stock. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(b)      Stockholders

         As of September 30, 2000 there were approximately 350 shareholders of record of MR3 Systems, Inc. Common Stock.

         As of September 30, 2000 there were approximately 83 shareholders of record of MR3 Systems, Inc. Series A Preferred Stock. There is no market for the trading of the Company's preferred stock.

(c)      Dividends

                  The Company has never declared a cash dividend.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company's accountants have always been Berg & Company of San Francisco, California. There have been no disagreements between the Company and its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During fiscal year ending December 31, 1998, the Company sold a total of 188,770 shares of its Series A Preferred Stock for total cash consideration of $866,100, and issued a total of 272,780 shares of its Series A Preferred Stock in exchange for services valued at a total of $772,350.

         During fiscal year ending December 31, 1999, the Company sold a total of 2,438,333 shares of its Common Stock for total cash consideration of $280,500, issued 2,456,865 shares of its Common Stock for the conversion of 3 notes payable totaling $321,893, and issued $760,500 for the acquisition of intellectual property from a director of the Company, valued at $76,050.

         During the nine-month period ending September 30, 2000, the Company sold a total of 3,678,847 shares of its Common Stock for total cash consideration of $852,351, and issued 200,000 shares for the $20,000 partial conversion of an outstanding convertible note.

         In each of the above offerings the offer and sale of these shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation authorize the Company to provide indemnification of its directors and officers. The Company currently does not maintain any such liability insurance.

         The Company's Certificate of Incorporation provides that the Company shall to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, or by any successor thereto, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. Such right to indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification provided for herein shall not be deemed exclusive of any other rights of which those seeking indemnification may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise. The personal liability of the directors of the Corporation to the Corporation for breach of fiduciary duty is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

         Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or
(iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director prior to such amendment.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable.

PART F/S

Financial Statement and Supplementary Data

                  The Company's audited financial statements for the years ended December 31, 1999 and December 31, 1998, have been examined to the extent indicated in their reports by Berg & Company, Certified Public Accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to the Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.


                                                                                              Page
                                                                                           ----------
(a)      Audited Financial Statement for the fiscal year end

         Report of Independent Certified Public Accountants                                    F-1

         Balance Sheets as of December 31, 1999 and December 31, 1998                          F-2

         Statements of Operations for the Years Ended  December 31,  1999,1998 &
         1997                                                                                  F-3

         Statements of Stockholders'  Equity for the years Ended  December 31,
         1999,1998 & 1997                                                                      F-4


         Statements of Cash Flows for the Years Ended December 31, 1999,  1998 &
         1997                                                                               F-5 - F-6

         Notes to Financial Statements                                                      F-7 - F-22

------------------------------------------------------------------------------------------------------------

                          Independent Auditors Report
                                 Berg & Company
                                    Pier 17
                        San Francisco, California 94111
                                 (415) 399-1330

Michael Berg, CPA
Board of Directors
MR3 Systems, Inc.

(f/k/a Bioponic International, Inc.)

We have audited the accompanying consolidated balance sheets of MR3 Systems, Inc. (f/k/a Bioponic International, Inc.), a California Corporation, as of December 31, 1999, and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended, December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MR3 Systems, Inc. (f/k/a Bioponic International, Inc.), as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 18 to the financial statements, the Company experienced a significant net loss in the year ending December 31, 1999 and 1998, with losses incurred subsequently, and generated negative cash flows from operating activities. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 18. In the event additional funds are raised, continuation of the business thereafter is dependent upon the ability of the Company to achieve sufficient cash flow. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

/s/ Berg & Company
------------------
    Berg & Company
BERG & COMPANY, LLP
March 28, 2000

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                                  Balance Sheet
                        As of December 31, 1999 and 1998


                                                   1999           1998
                                               -----------    -----------
ASSETS
    Cash                                       $       938    $     7,595
    Short-term investments                            --            2,208
    Accounts receivable                              4,515          2,444
    Inventory (Note 3)                              19,957         10,906
    Prepaids and deposits                           29,092         17,824
                                               -----------    -----------

          Total current assets                      54,502         40,977
                                               -----------    -----------

    Property, equipment and leaseholds,
       net of accumulated depreciation and
       amortization (Note 4)                       337,955        389,798
    Intangible assets, net of accumulated
       amortization (Note 5)                        70,051          1,030
                                               -----------    -----------

          Total non-current assets                 408,006        390,828
                                               -----------    -----------

    Assets related to discontinued division        164,296        717,735
                                               -----------    -----------

               Total assets                    $   626,804    $ 1,149,540
                                               ===========    ===========


LIABILITIES
    Accounts payable                           $   217,300    $   188,019
    Payroll taxes payable                           88,377         19,279
    Accrued expenses                               230,993         88,152
                                               -----------    -----------

          Total current liabilities                536,670        295,450
                                               -----------    -----------

    Notes payable to shareholders                  137,569        120,000
                                               -----------    -----------

          Total long term liabilities              137,569        120,000
                                               -----------    -----------

    Liabilities related to
         discontinued division                      75,200        300,000

    Reserve for discontinued division               25,000           --
                                               -----------    -----------

            Total liabilities                      774,439        715,450
                                               -----------    -----------

SHAREHOLDERS' EQUITY
    Common stock: 50,000,000 shares
       authorized; 24,870,964 and
       18,910,939 shares issued and
       outstanding, respectively                 3,536,315      2,563,110
    Preferred stock: 5,000,000 shares
       authorized; Series A, 1,250,000
       shares authorized; 556,455, and
       588,930shares issued and outstanding,
       respective1y                              1,613,836      1,989,090
    Accumulated deficit                         (5,297,786)    (4,118,110)
                                               -----------    -----------

            Total shareholders' equity            (147,635)       434,090
                                               -----------    -----------

               Total liabilities and
                shareholders' equity           $   626,804    $ 1,149,540
                                               ===========    ===========




   The accompanying notes are an integral part of these financial statements.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                             Statement of Operations
              For the years ended December 31, 1999, 1998 and 1997

                                             1999            1998             1997
                                         ------------    ------------    ------------
Income
    Sales                                $     32,667    $       --      $    131,781
    Cost of goods sold                        (29,582)           --          (123,169)
                                         ------------    ------------    ------------

         Gross margin                           3,085            --             8,612
                                         ------------    ------------    ------------

Operating Expenses
    Research and development                  409,109         212,380          97,818
    Sales and marketing                        31,500          35,508         100,719
    Office expenses                            54,931          97,203          99,063
    Personnel expenses                        290,224         305,017         281,511
    Outside services and
     professional fees                        217,081         419,783          89,465
    Rent                                       17,874          18,664          19,207
    Local taxes                                 1,229           1,233           3,328
    Depreciation                               51,435          36,775           9,551
    Amortization                                7,030           3,227           3,227
                                         ------------    ------------    ------------

         Total operating expenses           1,080,413       1,129,790         703,889
                                         ------------    ------------    ------------

Other (Income) and Expenses
    Interest(income) and expense, net          82,678          45,862          28,702
    Other (income) and expense, net           (33,500)        (62,510)         (1,889)
                                         ------------    ------------    ------------

         Total other (income)
            and expense                        49,178         (16,648)         26,813
                                         ------------    ------------    ------------

           Net loss before taxes            1,126,506       1,113,142         722,090
                                         ------------    ------------    ------------

           Income taxes                           800             800             800
                                         ------------    ------------    ------------

           Net loss from continuing
            operations                     (1,127,306)     (1,113,942)       (722,890)
                                         ------------    ------------    ------------

Discontinued Operations
    Loss from operations of
      discontinued division
     (Less applicable taxes of $ 800)        (205,537)       (679,970)       (198,045)

    Gain on disposal of real estate
      of discontinued division                153,167            --              --
                                         ------------    ------------    ------------

           Net loss from discontinued
            operations                        (52,370)       (679,970)       (198,045)

Net Loss                                 $ (1,179,676)   $ (1,793,912)   $   (920,935)
                                         ============    ============    ============

    Earnings (Loss) per share:
           Basic -
            continuing operations        $    (0.0559)   $    (0.0589)   $    (0.0414)
           Basic -
            discontinued operations           (0.0026)        (0.0360)        (0.0113)
                                         ------------    ------------    ------------
           Total basic                   $    (0.0585)   $    (0.0949)   $    (0.0527)
                                         ============    ============    ============

           Diluted -
            continuing operations        $    (0.0521)   $    (0.0524)   $    (0.0361)
           Diluted -
            discontinued operations           (0.0024)        (0.0320)        (0.0099)
                                         ------------    ------------    ------------
           Total - diluted               $    (0.0545)   $    (0.0844)   $    (0.0460)
                                         ============    ============    ============

    Weighted average number of shares:
           Basic                           20,162,924      18,910,938      17,455,980
           Diluted                         21,619,142      21,249,802      20,001,664

   The accompanying notes are an integral part of these financial statements.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                       Statements of Shareholders' Equity
                     As of December 31, 1999, 1998 and 1997

                                          Common                     Preferred
                                          Stock                        Stock               Accumulated
                                  Shares         Amount        Shares         Amount         Deficit         Total
                                -----------   -----------    -----------    -----------    -----------    -----------
Balance December 31, 1996        16,089,965     2,479,899           --             --       (1,403,263)     1,076,636
                                -----------   -----------    -----------    -----------    -----------    -----------

Sale of stock                     2,820,974       211,412        127,380        496,520           --          707,932

Offering costs                         --        (128,201)          --          (18,750)          --         (146,951)

Net loss                               --            --             --             --         (920,935)      (920,935)
                                -----------   -----------    -----------    -----------    -----------    -----------

Balance December 31, 1997        18,910,939   $ 2,563,110        127,380    $   477,770    $(2,324,198)   $   716,682
                                -----------   -----------    -----------    -----------    -----------    -----------

Sale of stock                          --            --          188,770        866,100           --          866,100

Shares issued for services             --            --          272,780        772,350           --          772,350

Offering costs                         --            --             --         (127,130)          --         (127,130)

Net loss                               --            --             --             --       (1,793,912)    (1,793,912)
                                -----------   -----------    -----------    -----------    -----------    -----------

Balance December 31, 1998        18,910,939   $ 2,563,110        588,930    $ 1,989,090    $(4,118,110)   $   434,090
                                -----------   -----------    -----------    -----------    -----------    -----------

Sales of stock                    2,438,333       280,500           --             --             --          280,500

Conversion of preferred stock        51,425       205,700        (51,425)      (205,700)          --             --
   into common stock

Conversion of notes payable       2,456,865       321,893           --             --             --          321,893
   into common stock

Common stock issued
   for services                     215,902        56,200           --             --             --           56,200

Preferred stock issued
  for wages                            --            --            2,000          1,020           --            1,020

Warrants inssued in lieu of
    cash for services                32,862        32,862

Shares repurchased                     --            --          (49,050)      (201,174)          --         (201,174)

Acquisition of intellectual
    property for common stock       760,500        76,050           --             --             --           76,050

Offering costs                       37,000          --            6,000           --             --             --

Preferred stock issued in
    lieu of interest                   --            --           60,000         30,600           --           30,600

Net loss                               --            --             --             --       (1,179,676)    (1,179,676)
                                -----------   -----------    -----------    -----------    -----------    -----------

Balance December 31, 1999        24,870,964   $ 3,536,315        556,455    $ 1,613,836    $(5,297,786)   $  (147,635)
                                ===========   ===========    ===========    ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                            Statements of Cash Flows
                     As of December 31, 1999, 1998 and 1997

                                                     1999           1998          1997
                                                 -----------    -----------    -----------
    Net income (loss)                            $(1,179,676)   $(1,793,912)   $  (920,935)
    Discontinued division assets                     553,439       (132,267)      (559,764)
    Gain/loss on sale of real property
     (discontinued division)                            --          153,167           --
    Write down of discontined intangibles               --          313,825           --
    Discontinued division liabilities               (224,800)          --          234,224
    Reserve for discontinued division                 25,000           --             --
    Depreciation and amortization                     58,465         40,002         12,778
                                                 -----------    -----------    -----------

          Net use of cash from operations        $  (767,572)   $(1,419,185)   $(1,233,697)
                                                 -----------    -----------    -----------


Cash flow from operating activities
    Changes in assets and liabilities
       Accounts receivable                       $    (2,070)   $      (938)   $    (1,507)
       Inventory                                      (9,051)         7,963        (18,869)
       Prepaid expenses and deposits                 (11,269)       (11,228)        (6,595)
       Accounts payable and accrued expenses         241,220        152,842        142,608
                                                 -----------    -----------    -----------

          Cash flow generated by (used in)
           operating activities                  $   218,830    $   148,639    $   115,637
                                                 -----------    -----------    -----------


Cash flow from investing activities
       Purchase of equipment and leaseholds      $   (76,261)   $  (375,358)   $   (39,443)
       Disposal of equipment and leaseholds              618         24,550           --
       Purchase or contribution of intangibles          --            3,227         (7,484)
                                                 -----------    -----------    -----------

          Net cash generated by (used in)
            investing activities                 $   (75,643)   $  (347,581)   $   (46,927)
                                                 -----------    -----------    -----------


Cash flow from financing activities
    Notes payable from shareholder               $    17,569    $   120,000    $      --
    Proceeds from sale of stock and warrants         597,951      1,988,120        560,981
                                                 -----------    -----------    -----------

          Net cash generated by (used in)
            financing activities                 $   615,520    $ 2,108,120    $   560,981
                                                 -----------    -----------    -----------


                                   (continued)


    The accompanying notes are an integral part of these financial statements

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                      Statements of Cash Flows (continued)
                     As of December 31, 1999, 1998 and 1997

                                                    1999         1998         1997
                                                 ---------    ---------    ---------
         Increase (decrease) in cash and
          short-term investment                  $  (8,865)   $ (36,357)   $(604,006)
                                                 ---------    ---------    ---------

         Balance at beginning of year                9,803       46,160      650,166
                                                 ---------    ---------    ---------

         Balance at end of year                  $     938    $   9,803    $  46,160
                                                 =========    =========    =========




Supplementary disclosures:

    Cash paid for interest                       $  37,314    $  55,883    $  48,980
                                                 ---------    ---------    ---------

    Cash paid for taxes                          $   3,908    $     800    $     800
                                                 ---------    ---------    ---------

    Preferred stock issued for services          $    --      $ 772,350    $    --
                                                 ---------    ---------    ---------

    Common stock issued for services             $  56,200    $    --      $    --
                                                 ---------    ---------    ---------

    Conversion of notes payable
       into common stock                         $ 321,893    $    --      $    --
                                                 ---------    ---------    ---------

    Warrants issued in lieu of services          $  32,862    $    --      $    --
                                                 ---------    ---------    ---------

    Acquisition of intellectual property
         for common stock                        $  76,050    $    --      $    --
                                                 ---------    ---------    ---------

    Preferred stock issued in lieu of interest   $  30,600    $    --      $    --
                                                 ---------    ---------    ---------

    Preferred stock issued for wages             $   1,020    $    --      $    --
                                                 ---------    ---------    ---------


    The accompanying notes are an integral part of these financial statements

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

1.       Organization and Summary of Significant Accounting Principles

         Organization

         MR3 Systems, Inc., (formerly known as Bioponic International, Inc., a California corporation ("the Company" or "MR3")) was formed in 1991, initially for the purpose of developing, manufacturing and installing its proprietary Airponic Growing Systems ("AGS"). On October 7, 1997, the Company acquired all of the outstanding shares of MR3, Inc., an environmental technology company, for 2,665,000 shares of the Company's stock.

         MR3 has developed processes that can selectively capture and remove metals from aqueous streams. The Company has focused its efforts on completing the development of its products and initial marketing and sales efforts. The Company's long-term objectives are to focus only on the sales and development of its environmental technology and to expand the worldwide operations of MR3 by identifying and processing metal-laden source materials appropriate to its technology.

         Effective April 29, 2000, the Company completed a downstream merger, which resulted in the Company migrating to Delaware. Additionally, the Company will spin off its Airponic Growing Systems (AGS) division to its shareholders (shareholders of record as of January 31, 2000). The AGS division is comprised of agricultural and horticultural production, plant biotechnology, and consumer products. The Company will focus on developing its MR3 technology and product lines. The Company's MR3 technology is capable of selectively and individually removing and purifying all targeted metals from aqueous solutions economically on a commercial scale.

         Basis of Presentation

         The consolidated financial statements include the accounts of MR3 and its subsidiaries. Intercompany accounts and transactions have been eliminated.

         The financial data related to the AGS is presented as discontinued operations for all periods presented.

         Cash, Cash Equivalents and Short-Term Investments

         The Company considers cash on hand, cash in banks, certificates of deposits and time deposits with original maturities of three months or less when purchased as cash equivalents. Short-term investments are investments with original maturity greater than ninety days and less than one year.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

         Inventories

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in-first-out method. Inventory consists primarily of chemicals used in the MR3 recovery process and waste materials from which the salable metals are recovered.

         Property and Equipment

         Land, building, and furniture and equipment are carried at cost, less any impairment losses. Capitalized amounts include expenditures that materially extend the useful lives of existing facilities and equipment.

         Depreciation is recorded on the straight-line basis by charges to costs and expenses at rates based on the estimated useful lives of the properties. The general range of lives are 25 years for buildings, 5 to 25 years for leasehold improvements (generally life of the lease), 3 to 5 years for computer systems and equipment, and 3 to 7 years for furniture and fixtures.

         Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, related cost and accumulated depreciation are removed from the accounts.

         Financial Instruments

         Cash  and  cash  equivalents,   trade  accounts  payable,  and  accrued
         liabilities are reflected in the financial statements at cost that approximates fair value.

                            Stock-Based Compensation

         The Company accounts for its stock-based compensation plan based on Accounting Principles Board ("APB") Opinion No. 25. In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has determined that it will not change to the fair value method and will continue to use APB Opinion No. 25 for measurement and recognition of any expense related to employee stock based transactions.

         Comprehensive Income

         The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of changes in equity from non-owner sources in the financial statements. The Company does not have any components of comprehensive income in 1999, 1998 or 1997.

         Valuation of Long-lived Assets

         The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced by the cost of disposal.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

         The Company has reduced the carrying value of intangible assets, purchased designs and technology associated with its airponic growing systems.

         Intangibles

         Intangible assets subject to amortization include purchased designs and proprietary rights for the metals extraction and separation technology capable of processing industrial wastes and other complex metal sources into pure metals and specialty chemical products. This technology was developed by Dr. Irving W. Devoe, who is a member of the Board of Directors of MR3.

         Intangible assets are being amortized on a straight-line basis over 10 years.

         Income Taxes

         The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements, and consist of deferred taxes related to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

         Revenue Recognition

         Sales are generally recorded when products are shipped or when services are rendered. The MR3 division commenced earning revenues as of September 1999.

         AGS revenue was primarily from the installation of two testing facilities located in the Philippines and Hawaii. Revenue under these contracts was measured using the percentage of completion method.

         Research and Development

         Research and development represent internal costs incurred in connection with the Company's testing, documenting and improving its waste recovery processes. All research and development costs are expensed when incurred.

         Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

                             Discontinued Operations

         On January 31, 2000, the Company split off Airponic Growing Systems Division ("AGS") to its shareholders' of record on a taxable basis for US federal income tax purposes. Under the terms of the split-off, each share of common stock received a half share of AGS Corporation.

         The financial data related to AGS are classified as discontinued operations.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

                                   Advertising

         The Company did not incur any significant amount of advertising expenses.

         Earnings per share

         Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants.

         Certain  of  the  Company's   stock  options  were  excluded  from  the
         calculation   of  diluted   earnings   per  share   because  they  were
         antidilutive, but these options could be dilutive in the future.

         Segment and geographic information

         The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires enterprises to report information about operating segments in annual financial statements and selected information about reportable segments in interim financial reports issued to shareholders, on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. It also established standards for related disclosures about products and services, geographic areas and major customers

         Recent pronouncements

         In June 1998, the Financial Accounting Standard Board (FASB) issued Statement No. 133, "Accounting for the Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001. The management does not anticipate that the adoption of the new Statement will have a significant effect on the Company's revenues and earnings, as the Company currently does not have any derivative instruments.

         In March 2000, the FASB released Interpretation No.44, " Accounting for Certain Transactions Involving Stock Compensation." This Interpretation addresses certain practice issues related to APE Opinion No.25. The provisions of this Interpretation are effective July 1, 2000, and except for specific transactions noted in paragraphs 94-96 of this Interpretation, shall be applied prospectively to new awards, exchanges of awards in business combinations, modifications to an outstanding award, and exchanges in grantee status that occur on or after that date.

         Certain events and practices covered in this Interpretation have different application dates, and events that occur after an application date but prior to July 1, 2000, shall be recognized only on a prospective basis. Accordingly, no adjustment shall be made upon initial application of the Interpretation to financial statements for periods prior to July 1, 2000. Thus, any compensation cost measured upon initial application of this Interpretation that is attributed to periods prior to July 1, 2000 shall not be recognized. The Company will adopt the provisions of this Interpretation starting July 1,2000.

2.       Concentrations

         Financial instruments that potentially subject the Company to concentration of credit risk include cash deposits in excess of FDIC limits and short-term investments. The Company restricts investment of cash balances to financial institutions with high credit standing.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

         All sales from continuing operations are to a single customer.

3.       Inventory

         Inventories consist of raw materials as of December 31,1999 and 1998:

4.       Property, Equipment and Leaseholds

         Property, Equipment and Leaseholds consist of the following as of December 31,1999 and 1998:

                                                  1999               1998
                                           -----------------    ---------------

    Office furniture & equipment           $         59,351     $       59,141
    Manufacturing equipment                         384,428            385,046
    Leasehold improvements                            7,532              7,532
                                           -----------------    ---------------
                                                    451,311            451,719
    Accumulated depreciation

        and amortization                           (113,356)           (61,921)
                                           -----------------    ---------------

                                           $        337,955     $      389,798
                                           =================    ===============


5.       Intangible Assets

         Intangible Assets consist of the following as of December 31,1999 and 1998:

                                             1999                 1998
                                      ----------------    ------------------
   Purchased trademarks,
   technology and other
   Intangibles                        $        85,730     $          9,680

   Accumulated amortization                   (15,679)              (8,650)
                                      ----------------    ------------------

                                      $        70,051     $          1,030
                                      ================    ==================


6.       Mortgage Payable

         The Company acquired a parcel of land in Hawaii as a construction site for a test facility for its Airponic products. As part of the transaction, the Company became indebted under a mortgage note payable secured by the land. The balance of the note was $300,000 as of June 30, 1998, with $10,500 of accrued interest.

         During 1999, the company sold the land in Hawaii and paid off the loan balance.

7.       Operating Leases

         The Company rents office and warehouse space on a monthly basis. There are no long-term lease commitments.

8.       Segment Information

         The Company operates two separate divisions, MR3, which focuses on its proprietary metal separation systems, and AGS, which focuses on the development and sales of its proprietary airponic growing systems. MR3 activities constitute the continuing operations of the Company, and the AGS division operating activities are reported as discontinued operations.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

         The AGS division is considered a separate operating segment for financial reporting purposes. The following cost based information represents the direct identifiable activity of this segment. Consistent with Company policy, shared expenses are not allocated to the division.

                                                 1999                   1998                   1997
                                          -----------------     ------------------    -------------------

        Revenue                           $              -      $          7,626      $           8,237

        Cost of Sales                                    -                (6,073)               (30,657)
                                          -----------------     ------------------    -------------------

        Gross Margin                                     -                 1,553                (22,420)

        Operating Expenses                       (205,537)              (680,723)              (174,825)
                                          -----------------     ------------------    -------------------

        Operating Loss                           (205,537)              (679,170)              (197,245)

        Gain on Sale of Property                  153,167                       -                      -
                                          -----------------     ------------------    -------------------

        Net Loss                          $       (52,370)      $       (679,970)     $        (198,045)
                                          =================     ==================    ===================

         Depreciation expense for the years ended December 31, 1999, 1998 and 1997 were $6,868, $16,435 and $16,856, respectively. Amortization expense for the years ended December 31, 1999, 1998 and 1997 were $10,278, $1,053 and $1,053, respectively.

9.       Related Party Transactions

         On July 5, 1991, the Company entered into five-year employment agreements with the President and Chairman, and sold and issued common stock in the amount of 5,000,000 shares to each of them at the price of $5,000 each ($0.001 per share). The employment agreements were extended for an additional five-year term on July 5, 1996. Each agreement provides for base compensation in the amount of $120,000 per annum.

         These officers have waived their rights to a portion of these unpaid amounts of annual compensation. Actual payments to the officers are as follows:

                                   1999                 $        157,140
                                   1998                          253,323
                                   1997                          249,468


         The Company has employment contracts with two other officers of the Company. One member of the Board of Directors was engaged to prepare a treastie on the MR3 technology for the Company for 760,500 shares of common stock. The Company purchased a treastie, which scientifically describes the MR3 process, and it is essential for continued development of this technology.

         Deferred Compensation

         The Company's officers and a Board of Director agreed to deferring $ 281,040 of salaries earned in 1999 and 1998. One officer has left the company and received the total amount of deferred compensation in 2000.

                          Notes Payable to Shareholders

         Amounts due to shareholders are $137,569 and 120,000 for 1999 and 1998, respectively. The amounts were advanced by two shareholders.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

10.      Stockholders' Equity

         In August 1999, the Company commenced a private placement of its common shares. The Company has sold 2,305,000 shares for $230,500 as of December 31, 1999. The Company has sold 2,479,550 shares for $298,650 during the period January 1, 2000 thru July 19, 2000.

11.     Stock Options

         The Company granted stock options and repriced existing options/warrants to executive officers and members of the board. The stock options were non-qualified stock options. The options were granted at the fair market value of the stock as determined by the Board of Directors. Stock options and warrants were granted to purchase a total of 4,594,340 common shares at $0.10 per share. The options and warrants are immediately vested and expire 2004.

12.      Preferred Stock

         The Company has issued 529,500 shares of Series A preferred stock that has a dividend preference of $0.40 per share, of which 478,125 is outstanding as of December 31, 1999. The preferred stock is convertible to common stock on a one-for-one basis.

         The company concluded a private placement offering of Preferred Stock Class A during the years ended December 31, 1999, 1998 and 1997. The Company raised approximately $1,200,000 in cash from these private placements.

         The Company issued 274,780 shares of Series A Preferred Stock for services rendered, and 60,000 shares of Series A Preferred Stock for interest costs.

         Common Stock

         During 1999, a total of 51,425 shares of Series A Preferred Stock were converted into an equal number of shares of Series A Common Stock.

         Dividend Rights: dividends may be paid on Common Stock during any fiscal year, if and when declared by the Board of Directors, after dividends have been paid to holders of shares of Preferred Stock in accordance with their dividend preferences. In the event that any dividend is declared on Common Stock, the holders of the Series A Preferred Stock are entitled to receive dividends in the amount per share of Series A Preferred Stock as would be payable on the shares of Common Stock into which each share of Series A Preferred Stock is convertible on the record date for the dividend on Common Stock. All dividends are non-cumulative.

         Preferred Stock

         The Company has one Series of preferred stock, Series A, as of December 31, 1999.

         Dividend rights: Subject to the rights, preferences, privileges and restrictions of any other class or series of stock, the holders of outstanding shares of the Series A Preferred Stock shall be entitled to receive dividend, when, as and if declared by the Board of Directors out of any assets of the Company legally available, at the rate of $0.40 per share during the Company's fiscal year (as adjusted for any stock divisions, stock combinations, stock consolidations, stock distributions or stock dividends with respect to such shares), payable in preference and priority to any payment of any dividend on the Common Stock of the Company and payable as the Board of Directors may determine. The right to such dividend on the Series A Preferred Stock shall not be cumulative.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

         Liquidation: Subject to the rights, preferences, privileges and restrictions of any other class or series of stock, in the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holder of each outstanding share of the Series A Preferred Stock shall be entitled to receive, out of the assets of the Company legally available for distribution to its shareholders upon such liquidation, dissolution or winding up, whether such assets are capital or surplus of any nature. If the assets to be distributed to the holders of Series A Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts, then all of such assets shall be distributed among such holders ratably in accordance with the number of such shares then held by each such holder.

         Conversion of Series A Preferred Stock

         Series A Preferred Stock was convertible at the option of the holder at any time into Common Stock. Series A Preferred Stock was convertible into Common Stock at the rate of one share of Common Stock for each share of Series A Preferred Stock converted, subject to adjustment on the occurrence of certain events.

         Warrants and Options

         Warrants and non-qualified stock options to purchase a total of 9,071,076 shares of Common Stock are outstanding. The exercise price for these warrants and options is $0.10 to $4.00 per Common Share and expire on various dates between 2001 and 2004. The warrants and options can be exercised at any time or from time to time until the expiration date.

13.      Stock Options and Warrants

         The Board of Directors has granted management the authority to issue non-statutory stock options and/or warrants to employees and consultants of the Company. As of December 31, 1999 and 1998, the Company granted to its employees and other eligible participants options and warrants exercisable for the Company's common stock. Options and warrants to purchase shares of its common stock are usually granted at the prices equal to the current fair value of the Company's common stock at the date of grant.

         Under this authority from the Board of Directors, no option may be exercised after the expiration date of ten years from the date of grant. There are two types of convertible securities: Non-Qualified Stock Options (NSO) and Warrants.

         NSOs may be granted to any eligible participant as determined by the management of the Company.

         Stock options issued as of December 31, 1999 and 1998 are summarized as follows:



                                                   1999                              1998
                                       -----------------------------    ------------------------------
                                                          Average                           Average
                                                         Exercise                          Exercise
                                          Shares           Price           Shares            Price
                                       -------------    ------------    --------------    ------------
         Outstanding at beginning of
         year                             4,919,730      $     1.87         4,629,730      $     1.81
         Granted                          8,582,076            0.18           290,000            2.76
         Exercised                                -               -                 -               -
         Forfeited/Cancelled             (4,430,730)           1.23                 -               -
                                       -------------    ------------    --------------    ------------
         Outstanding at end of year
                                          9,071,076      $     0.58         4,919,730      $     1.87
                                       =============    ============    ==============    ============
         Exercisable at end of year
                                          9,071,076      $     0.58         4,919,730      $     1.87
                                       =============    ============    ==============    ============

         The non-statutory stock options and warrants are for periods of four or five years. All options and warrants to purchase shares were fully vested as of December 31, 1999.

         Under APB-25, the cost of compensation is measured by the excess of the fair market price of the stock over the option exercise price on the measurement date. This is referred to as the intrinsic value method. Accordingly, the Company recorded no compensation expense for the years ended December 31, 1999 and 1998.

         The following table summarizes information about options and warrants outstanding at December 31, 1999:

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

         The following table summarizes information about options and warrants outstanding at December 31, 1999:

                                                                          Weighted
                                                      Weighted            Average             Number
                                                      Average            Remaining        Exercisable as
                                    Number         Exercise Price       Contractual         of December
           Exercise Prices       Outstanding         per Share              Life             31, 1999
         --------------------    -------------    -----------------    ---------------    ----------------
            $           0.10        6,549,340                 0.10               4.90           6,549,340
                        0.12        1,000,000                 0.12               4.00           1,000,000
                        0.25          280,000                 0.25               2.46             280,000
                        0.38          150,000                 0.38               4.28             150,000
                        0.50          459,736                 0.51               1.42             459,736
                   1.00-4.00          632,000                 4.00               2.86             632,000
                                 -------------                                            ----------------
                                    9,071,076                                                   9,071,076
                                 =============                                            ================


         The exercise period for the options range from two to four years from the date of the grant and have various vesting requirements.

         The Company has adopted only the disclosure provisions of SFAS No. 123. It applies APB Opinion No. 25 and related interpretations in accounting for its stock options and warrants. Accordingly, in 1999 and 1998, no compensation cost has been recognized for its stock options and warrants granted, other than for options/warrants issued to outside third parties in lieu of cash compensation. This information is required to be determined as if the Company had accounted for its employee stock options/warrants granted sebsequent to December 31, 1994, under the fair value method of that statement. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be reduced to the pro forma amounts indicated below for the years ended December 31:


                                            1999                   1998                   1997
                                     -------------------    -------------------    --------------------
         Net Loss:
               As reported           $      (1,179,676)     $   (1,793,912)         $      (920,935)
               Pro forma             $      (2,762,925)     $   (2,892,385)         $    (1,292,622)

         Basic and diluted loss per common share:
               As reported:
                   Basic             $         (0.0585)     $      (0.0949)         $       (0.0527)
                   Diluted           $         (0.0545)     $      (0.0844)         $       (0.0460)
               Pro forma:
                   Basic             $         (0.1371)     $      (0.1530)         $       (0.0741)
                   Diluted           $         (0.1278)     $      (0.1361)         $       (0.0647)

         Options/warrants are granted at prices equal to the current fair value of the Company's common stock at the date of grant. All options and warrants granted vest immediately.

         The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1999: dividend yield of 0%; expected volatility of 200%; risk-free interest rate of 6.0%, and expected life of 5 years; 1998: dividend yield of 0%; expected volatility of 200%; risk-free interest rate of 6.3%, and expected life of 5 years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

14.      Earnings Per Share

         Fully  diluted   earnings  per  share,   both  net  income  and  shares
         outstanding have been adjusted for warrants and options outstanding.

         Per share data is based on the weighted average number of the Company's common shares and common share equivalents. Outstanding warrants and stock options enter into the common shares outstanding. The number of common shares and common share equivalents used in the loss per share calculation are as follows:


                                             December 31, 1999     December 31, 1998     December 31, 1997
                                             ------------------    ------------------    ------------------
        Common stock
             average number of shares
             Outstanding                            20,162,924            18,910,938            17,455,980

        Dilutive securities:
        Preferred stock, Series A
             average number of shares
             Outstanding                               603,870               360,276                97,717

        Common stock equivalents
             due to assumed exercise

             of options and warrants                   852,348             1,978,588             2,447,948
                                             ------------------    ------------------    ------------------

        Total shares - dilutes                      21,619,142            21,249,802            20,001,644
                                             ==================    ==================    ==================


15.      Assignment of Revenue to Certain Common Shareholders

         The Company issued 254,000 shares of common stock to shareholders under an agreement that allocates 10% of the revenue from the sale of Bioponic Home Grower product. The Company agreed to pay back these investors initial investment of $127,000 plus interest at 15% on any unpaid balance through an escrow account funded with 10% of the sales of this product. As sales of the Bioponic Home Grower product have been minimal to date, the $25,194 contingent liability has not been recorded in these financial statements.

         This contingent liability will be transferred to AGS as part of the spin-off that occurs in January 31 2000, subsequent to these financial statements.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998
16.      Income Taxes

         The Company incurred $1,600, $1,600 and $1,600 in state taxes for 1999, 1998, and 1997 respectively. No provision for federal taxes in the US has been recorded for the years ended December 31, 1999, 1998 and 1997. The Company incurred net operating losses for this period. The Company has incurred net operating losses from its inception and accordingly no provision for income taxes is recorded.

        Income Before Income Taxes                              1999                    1998
                                                         -------------------     -------------------
        Continuing operations                            $      (1,127,306)      $      (1,113,942)
        Discontinued operations                                   (52,370)                (679,970)
                                                         -------------------     -------------------
                                                         $      (1,179,676)      $      (1,793,912)
                                                         ===================     ===================
                 Income Tax Provision                           1999                    1998
                                                         -------------------     -------------------
        Current:
                 Federal                                 $                -      $                -
                 State                                                1,600                   1,600
                                                         -------------------     -------------------
                                                         $            1,600      $            1,600
                                                         ===================     ===================
        Deferred:
                 Federal                                 $                -      $                -
                 State                                                    -                       -
                                                         -------------------     -------------------
                                                         $                -      $                -
                                                         ===================     ===================
        Effective Tax Rate Reconciliation                       1999                    1998
                                                         -------------------     -------------------
        Federal income tax rate                                       34.0%                   34.0%
        State and local taxes, net of
                 federal tax benefit                                  0.14%                   0.09%
             Valuation allowance                                    (34.0%)                 (34.0%)
                                                         -------------------     -------------------
                                                                      0.14%                   0.09%
                                                         ===================     ===================

         The following table summarizes the deferred tax assets and liabilities for the years ended December 31, 1999 and 1998:

   Deferred Tax

   Assets and Liabilities                             1999                                   1998
                                           Federal              State             Federal             State
                                       -----------------    ---------------    ---------------    ---------------
   Deferred income tax assets:
                 Net operating loss
          Carryforwards                $      1,114,455     $      152,116     $      681,961     $       92,967
        Impairment loss                         106,700             29,185            106,700             29,185
        Federal benefit for
          state taxes                               544                  -                544                  -
                                       -----------------    ---------------    ---------------    ---------------
   Total deferred tax assets                   1,221699            181,301            789,205            122,152
                                       -----------------    ---------------    ---------------    ---------------
   Deferred income tax liabilities:
        Deferred compensation                  (95,553)           (26,137)           (57,332)           (15,682)
        Nondeductible reserves                 (17,136)            (5,254)           (10,710)            (2,929)
                                       -----------------    ---------------    ---------------    ---------------
   Total deferred tax liabilities             (112,689)           (31,391)           (68,042)           (18,611)
                                       -----------------    ---------------    ---------------    ---------------
        Valuation allowance               (1,109,010)           (149,910)          (721,163)         (103,541)
                                       -----------------    ---------------    ---------------    ---------------
   Net deferred tax assets             $              -     $            -     $            -     $            -
                                       =================    ===============    ===============    ===============

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998


         Due to the uncertainty surrounding the realization of deferred tax assets, the Company has recorded a valuation allowance against its net deferred tax asset. The Company has loss carryforwards from continuing operations, which may be used to offset future federal and state income taxes and which begin to expire in 2007.

         The Company has unused loss carryforwards available that can be used to offset futures income tax liabilities which expire as follows:

          Federal Net California Net

         Expires                Operating Loss           Operating Loss
                             --------------------    ----------------------

         2007                $           232,365     $              112,561
         2008                            171,940                     86,249
         2009                            209,003                    105,012
         2010                            149,486                     74,743
         2011                            114,805                     57,003
         2012                            675,213                    337,607
         2013                            452,957                    226,479
         2018                          1,272,040                    636,010
         2019                          1,032,861                    516,431
                             --------------------    -----------------------

                             $         4,310,670     $            2,152,095
                             ====================    =======================

         These losses have been fully reserved for financial statement purposes and the related deferred tax assets have not been recorded. At such time as the Company commences operating activities and future profits are reasonably assured, such tax assets will be recognized. The Company had $10,697 in research tax credits that can also be used to offset future income taxes.

         The current provision for income taxes consist of minimum state franchise taxes.

17.      Risks and Uncertainties

         The Company operates in an evolving field of agro-technology and materials waste processing. New developments could affect both existing and emerging technologies in the field significantly and adversely.

         The Company's success in developing additional marketable products and processes and achieving a competitive position will depend on its ability to retain qualified management personnel and to raise sufficient capital to meet its operating and development needs.

         While the Company is seeking additional equity capital, there can be no assurance that the Company will be successful in accomplishing its objectives. Without an infusion of additional capital, there is uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

18.      Going Concern Uncertainties

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has experienced recurring operating losses and negative cash flows from operations. The Company's continued existence is dependent upon its ability to increase operating revenues and/or to raise additional equity financing.

         In view of these matters, management believes that actions presently being taken to expand the Company's operations provide the opportunity for the Company to achieve profitability. The Company's focus on further applications of its MR3 technology will improve the Company's cash flow, profitability, and ability to raise additional capital so that it can meet its strategic objectives.

         Management raised additional capital during the year, and is currently in the process of negotiating additional equity financing with potential investors. The Company was a NASDAQ bulletin board company currently trading on the "pink-sheets" and is filing a Form-10 with the US Securities and Exchange Commission in order to become a fully reporting company and have its stock traded on the NASDAQ electronic bulletin board. The Company plans to register additional stock with the SEC in order to assist its capital raising efforts.

         The financial statements do not include any adjustments that might result from the outcome of these going concern uncertainties.

19.      Risks Presented by the Year 2000 Issue

         The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a 2-digit year is commonly referred to as the Year 2000
         Compliance issue. As of the date of this report, the Company has not had any systems that were unable to accurately process certain date-based information.

         The Company management does not anticipate the Year 2000 issue to have a significant impact on its operations or financial operations. The Company has not incurred material costs to date in this process, and currently does not believe that the cost of additional actions will have a material effect on its results of operations or financial condition.

         Although the Company currently believes that its systems are Year 2000 compliant in all material respects, the current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. The Company is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000.

20.      Commitments and Contingencies

         Concurrent with the acquisition of MR3, the Company signed employment agreements and non-competition agreements with several former employees and consultants of MR3, which call for the payments of compensation and royalties on the net profits generated by the MR3 technologies. Combined royalties on MR3 sales are 8% of net profits with a lifetime cap of $5,000,000. There have been no royalty payments made by the Company as of December 31, 1999.

         The Company is subject to legal proceedings and other claims that might arise in the ordinary course of business. However, the company is not party to any material legal proceedings.

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)
                          Notes to Financial Statements
                           December 31, 1999 and 1998

21.      Subsequent Events

         Effective April 29, 2000, subject to a plan of reorganization in which MR3 will focus entirely on its waste recovery technologies, the operations of AGS were spun off into a separate corporation. The spin off was accomplished by transferring the assets and liabilities of AGS division to the new corporation and giving MR3 shareholders' stock in the new company. This transaction was completed on a taxable basis for US federal income tax purposes. Under the terms of the split-off, each share of common stock received a half share of AGS Corporation.

         The net assets transferred were approximately $195,000. Under the terms of the spin-off, the new corporation is responsible for all the future liabilities of the AGS division. A $25,000 reserve for discontinued operations was established to cover any expenses that MR3 will incur as a result of the spin-off.

         MR3 migrated its corporate charter from California to Delaware by effecting a downstream merger.


(b)      Interim Financial Statement
                                                                                                 Page
                                                                                               ---------
         INDEX

         Balance Sheet as of September 30, 2000 (Unaudited)                                      F2-1

         Statement of Operations  (Unaudited)  for the nine months Ended September
         30, 2000                                                                                F2-2

         Statements of Cash Flows  (Unaudited) for the nine months Ended September
         30, 2000                                                                                F2-3

         Notes to Financial Statements (Unaudited)                                               F2-4


                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                                  Balance Sheet
                            As of September 30, 2000
                                   (Unaudited)

ASSETS
     Cash                                                 $       159
     Accounts receivable                                       17,594
     Inventory                                                 17,059
     Prepaids and deposits                                      9,066
                                                          -----------

           Total current assets                                43,878
                                                          -----------

     Property, equipment and leaseholds,
        net of accumulated depreciation and
        amortization                                          407,654
     Intangible assets, net of accumulated
        amortization                                           64,779
                                                          -----------

           Total non-current assets                           472,433
                                                          -----------

                 Total assets                             $   516,311
                                                          ===========


LIABILITIES
     Accounts payable                                     $   256,955
     Payroll taxes payable                                     94,920
     Accrued expenses                                         186,491
                                                          -----------

           Total current liabilities                          538,366
                                                          -----------

     Notes payable to shareholders                            123,448
                                                          -----------

           Total long term liabilities                        123,448
                                                          -----------

     Liabilities related to discontinued division              63,448
                                                          -----------

              Total liabilities                               725,262
                                                          -----------

SHAREHOLDERS' EQUITY
     Common stock: 100,000,000 shares authorized;
        29,763,512 shares issued and outstanding            4,463,251
     Preferred stock: 5,000,000 shares authorized;
        Series A, 1,250,000 shares authorized;
        556,455 shares issued and outstanding,
        respectively                                        1,613,836
     Accumulated deficit                                   (6,286,038)
                                                          -----------

          Total shareholders' equity                         (208,951)
                                                          -----------

             Total liabilities and shareholders' equity   $   516,311
                                                          ===========




   The accompanying notes are an integral part of these financial statements.


                                       F2-1

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                             Statement of Operations
                  For the nine months ended September 30, 2000
                                   (Unaudited)

Income
     Sales                                                      $     98,776
     Cost of goods sold                                              224,787
                                                                ------------

           Gross margin (loss)                                      (126,011)
                                                                ------------

Operating Expenses
     Research and development                                        331,616
     Office expenses                                                  60,967
     Personnel expenses                                              120,298
     Outside services and professional fees                           89,121
     Rent                                                             20,596
     Depreciation                                                     36,890
     Amortization                                                      5,272
                                                                ------------

           Total operating expenses                                  664,760
                                                                ------------

Other (Income) and Expenses
     Interest (income) and expense, net                               19,550
     Other (income) and expense, net                                  12,035
                                                                ------------

           Total other (income) and expense                           31,585
                                                                ------------

               Net loss before taxes                                (822,356)
                                                                ------------

               Income taxes                                            1,600
                                                                ------------

Net Loss                                                        $   (823,956)
                                                                ============


     Earnings (Loss) per share:
               Basic                                            $    (0.0284)
               Diluted                                               (0.0237)


     Weighted average number of shares:
               Basic                                              28,912,956
               Diluted                                            34,766,318




   The accompanying notes are an integral part of these financial statements.



                                       F2-2

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                       Statements of Shareholders' Equity
                            As of September 30, 2000
                                   (Unaudited)

                                 Common                    Preferred
                                 Stock                       Stock              Accumulated
                         Shares         Amount       Shares         Amount        Deficit         Total
                       -----------   -----------   -----------   -----------    -----------   ------------
Balance December 31,    24,870,964     3,536,315       556,455   $ 1,613,836   $(5,297,786)   $  (147,635)
 1999

Sales of stock           3,587,357       887,369          --            --            --          887,369

Conversion of note
 payable into
 common stock              100,000        20,000          --            --            --           20,000

Common stock issued
 for services            1,205,191        19,567          --            --            --           19,567

Non cash dividend -
 Airponic split off           --            --            --            --        (164,296)      (164,296)

Net loss                      --            --            --            --        (823,956)      (823,956)
                       -----------   -----------   -----------   -----------    -----------   ------------

Balance September
 30, 2000               29,763,512     4,463,251       556,455   $ 1,613,836   $(6,286,038)   $  (208,951)
                       ===========   ===========   ===========   ===========    ===========   ============


   The accompanying notes are an integral part of these financial statements.


                                       F2-3

                                MR3 Systems, Inc.
                      (f/k/a BIOPONIC INTERNATIONAL, INC.)

                             Statement of Cash Flows
                            As of September 30, 2000
                                   (Unaudited)

Cash use from operations
     Net income (loss)                                               $(823,956)
     Discontinued division liabilities                                 (36,752)
     Depreciation and amortization                                      42,162
                                                                     ---------

            Net use of cash from operations                          $(818,546)
                                                                     ---------


Cash flow from operating activities
     Changes in assets and liabilities
         Accounts receivable                                         $ (13,079)
         Inventory                                                       2,898
         Prepaid expenses and deposits                                  20,026
         Accounts payable and accrued expenses                           1,697
                                                                     ---------

            Cash flow generated by (used in) operating activities    $  11,542
                                                                     ---------


Cash flow from investing activities
         Purchase of equipment and leaseholds                        $(106,590)
                                                                     ---------

            Net cash generated by (used in) investing activities     $(106,590)
                                                                     ---------


Cash flow from financing activities
     Notes payable from shareholder                                  $ (14,121)
     Proceeds from sale of stock and warrants                          926,936
                                                                     ---------

            Net cash generated by (used in) financing activities     $ 912,815
                                                                     ---------

            Increase (decrease) in cash and short-term investments   $    (779)
                                                                     ---------

            Balance at beginning of year                             $     938
                                                                     ---------

            Balance at end of year                                   $     159
                                                                     =========


Supplementary Disclosures:
     Non Cash Transactions

            Conversion of note payable into common stock             $  20,000
                                                                     ---------

            Common stock issued for services                         $  19,567
                                                                     ---------

            Spin off of Airponics Division
                 Assets of Discontinued Division                     $ 164,296
                 Non cash dividend to shareholders                    (164,296)
                                                                     ---------
                 Net cash                                            $    --
                                                                     ---------


   The accompanying notes are an integral part of these financial statements.


                                       F2-4

NOTES TO THE FINANCIAL STATEMENTS

(1) Basis of Presentation

      In the opinion of the management, the accompanying financialstatements contain all adjustments necessary (consisting of only normal recurring accruals) to present fairly the financial position at September 30, 2000, the results of its operations for the nine months ended September 30, 2000 and a statement of cash flows for the nine month period ended September 30, 2000.

Certain information and footnote disclosures normally included in financial statements that would have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures in these financial statements are adequate to make the information presented therein not misleading.

It is suggested that these financial statements and notes thereto be read in conjunction with the audited financial statements and the notes thereto included herein. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2000.

(2) Interim Period Cost of Goods Sold

     Interim period cost of goods sold is calculated using the physical inventory records. The Company reports any significant adjustments that result from reconciliation of the physical inventory records.

(3) Income Taxes

     Significant components of the provision for taxes based on income for the nine months ended September 30, 2000:

         Current tax expense
                  Federal               $       0
                  State                     1,600
                                        ---------
                                            1,600

         Deferred tax expense
                Federal                         0
                State                           0
                                        ---------

         Provision for income taxes     $   1,600
                                        =========

     At September 30, 2000, the Company has approximately $5,110,039 and $2,551,779 net operating loss carry forwards available to offset future federal and state income taxes, respectively, which expire through 2007 and 2020.

(4)  Subsequent Events

     During the period October 1, 2000 to February 7, 2001, the Company sold additional shares of Common Stock for $ 315,501.

                                       F2-5

PART III

ITEM 1.  INDEX TO EXHIBITS

         The following exhibits are filed with this Registration Statement:

Exhibit No.       Exhibit Name
-----------       ------------

2.0      Plan and Agreement of Reorganization, dated October 3, 1997

3.1      Articles of Incorporation of Company, filed July 3, 1991

3.2 Certificate of Amendment of Articles of Incorporation of Company, filed March 9, 1992

3.3 Amended and Restated Articles of Incorporation of Company, filed February 26, 1997

3.4 Certificate of Incorporation of Emarethree Corporation, a wholly owned subsidiary of the Company, filed June 8, 2000

3.5      Amended  and  Restated   Certificate  of  Incorporation  of  Emarethree
         Corporation changing name to MR3 Systems, Inc., filed March 31, 2000

3.6      Delaware   Certificate  of  Ownership  and  Merger   Merging   Bioponic
         International into MR3 Systems, Inc. filed, April 28, 2000

3.7      By-Laws of MR3 Systems, Inc.

10.1     Reis Employment Agreement

10.2     DeVoe Employment Agreement

10.3     Hopper Employment Agreement

ITEM 2.  DESCRIPTION OF EXHIBITS

                  See Item 1 above.

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

SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                MR3 SYSTEMS, INC.
                                  (Registrant)

  Date: February 10, 2001                            By: /s/ Randall S. Reis
                                                         -------------------
                                                             Randall S. Reis
                                                             Chairman & CEO
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